UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                                                                                             SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HOME INNS & HOTELS MANAGEMENT INC.

(Name of Issuer)

Ordinary Shares, par value US$0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

                [     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1745(3-06) Page 1 of 12 pages

CUSIP No.  G6647N108

1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

5. Sole Voting Power

           0

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

5,428,772

                                   7. Sole Dispositive Power

                                                 0

                                   8. Shared Dispositive Power

5,428,772

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

        5,428,772

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [     ]

11.   Percent of Class Represented by Amount in Row (9)

         6.0%

12. Type of Reporting Person (See Instructions)

         HC, CO

Page 2 of 12 pages

CUSIP No. G6647N108

1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

MSRESS III, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

5. Sole Voting Power

                                         0

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

5,373,952

                                    7. Sole Dispositive Power

                                                0

                                  8. Shared Dispositive Power

5,373,952

9. Aggregate Amount Beneficially Owned by Each Reporting Person

       5,373,952

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [     ]

11. Percent of Class Represented by Amount in Row (9)

         5.9%

12. Type of Reporting Person (See Instructions)

         HC, CO

Page 3 of 12 pages

CUSIP No. G6647N108

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

MSRESS III Manager, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

5. Sole Voting Power

                                           0

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

                                          5,373,952

                                   7. Sole Dispositive Power

0

                                   8. Shared Dispositive Power

5,373,952

9. Aggregate Amount Beneficially Owned by Each Reporting Person

        5,373,952

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [     ]

11. Percent of Class Represented by Amount in Row (9)

        5.9%

12. Type of Reporting Person (See Instructions)

        HC, IA

Page 4 of 12 pages

CUSIP No. G6647N108

1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

                   Delaware

5. Sole Voting Power

                                         0

 Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

5,373,952

                                   7. Sole Dispositive Power

                                                0

                                   8. Shared Dispositive Power

5,373,952

9. Aggregate Amount Beneficially Owned by Each Reporting Person

       5,373,952

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [     ]

11. Percent of Class Represented by Amount in Row (9)

        5.9%

12. Type of Reporting Person (See Instructions)

       HC

Page 5 of 12 pages

CUSIP No. G6647N108

1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley Real Estate Special Situations Fund III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

5. Sole Voting Power

                                        0

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

5,373,952

                                    7. Sole Dispositive Power

                                               0

                                    8. Shared Dispositive Power

5,373,952

9. Aggregate Amount Beneficially Owned by Each Reporting Person

       5,373,952

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [     ]

11. Percent of Class Represented by Amount in Row (9)

        5.9%

12. Type of Reporting Person (See Instructions)

        PN

Page 6 of 12 pages

CUSIP No. G6647N108

1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

MSRESS III Monroe Holdings Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [     ]

(b) [     ]

3. SEC Use Only

4. Citizenship or Place of Organization

Cayman Islands

5. Sole Voting Power

                                             0

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

6. Shared Voting Power

5,373,952

                                   7. Sole Dispositive Power

                                                0

                                   8. Shared Dispositive Power

5,373,952

9. Aggregate Amount Beneficially Owned by Each Reporting Person

        5,373,952

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [     ]

11. Percent of Class Represented by Amount in Row (9)

        5.9%

12. Type of Reporting Person (See Instructions)

         CO

Page 7 of 12 pages

Item 1.

(a) Name of Issuer

HOME INNS & HOTELS MANAGEMENT INC.

(b) Address of Issuer’s Principal Executive Offices

No. 124 Cao Bao Road

Xu Hui District

Shanghai 200235

People’s Republic of China

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed on behalf of each of the following persons (each a “Reporting Person”):

(i) Morgan Stanley

(ii) MSRESS III, Inc.

(iii) MSRESS III Manager, L.L.C.

(iv) Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

(v) Morgan Stanley Real Estate Special Situations Fund III, L.P.

(vi) MSRESS III Monroe Holdings Limited

(b) Address of Principal Business Office or, if none, Residence

(i) Morgan Stanley: 1585 Broadway, New York, NY 10036

(ii) MSRESS III, Inc.: 1585 Broadway, 37th Floor, New York, NY 10036

(iii) MSRESS III Manager, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036

(iv)	Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036

(v)	Morgan Stanley Real Estate Special Situations Fund III, L.P.: 1585 Broadway, 37th Floor, New York, NY 10036

(vi) MSRESS III Monroe Holdings Limited: 1585 Broadway, 37th Floor, New York, NY 10036

(c) Citizenship

(i) Morgan Stanley: Delaware

(ii) MSRESS III, Inc.: Delaware

(iii) MSRESS III Manager, L.L.C.: Delaware

(iv) Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: Delaware

(v) Morgan Stanley Real Estate Special Situations Fund III, L.P.: Delaware

(vi) MSRESS III Monroe Holdings Limited: Cayman Islands

Page 8 of 12 pages

                            (d) Title of Class of Securities

Ordinary Shares, par value US$0.005 per share

(e) CUSIP Number

G6647N108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.1

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,428,772

(b)                Percent of class: 6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,428,772

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,428,772

Item 5. Ownership of Five Percent or Less of a Class

N/A
Page 9 of 12 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 8, 2013

Morgan Stanley

By: /s/ Christina Huffman

Name: Christina Huffman

Title: Authorized Signatory

MSRESS III, Inc.

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President
Page 10 of 12 pages

MSRESS III Manager, L.L.C.

By: MSRESS III, Inc., its Managing Member

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

Morgan Stanley Real Estate Special Situations Fund III, L.P.

By: Morgan Stanley Real Estate Special Situations III-GP, L.L.C., its General Partner

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

MSRESS III Monroe Holdings Limited

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

1 In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS").  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Page 11 of 12 pages

EXHIBIT 1
JOINT FILING AGREEMENT

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons agrees to the joint filing of a Statement of Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.005 per share, of Home Inns & Hotels Management Inc., and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 8th day of February, 2013.

Morgan Stanley

By: /s/ Christina Huffman

Name: Christina Huffman

Title: Authorized Signatory

MSRESS III, Inc.

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

MSRESS III Manager, L.L.C

By: MSRESS III, Inc., its Managing Member

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

Morgan Stanley Real Estate Special Situations Fund III, L.P.

By: Morgan Stanley Real Estate Special Situations III-GP, L.L.C., its General Partner

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

MSRESS III Monroe Holdings Limited

By: /s/ J. Timothy Morris

Name: J. Timothy Morris

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 13 of 14 pages